ARCO TECH, INC.
A Delaware Corporation

Consolidated Financial Statements

Years ending December 31, 2023 and
December 31, 2022

ARCO TECH, INC.
CONSOLIDATED FINANCIAL STATEMENTS
Years ending December 31, 2023 and December 31, 2022

Table of Contents



BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders of
Arco Technologies Inc. and Subsidiaries

We have reviewed the accompanying consolidated financial statements of Arco Technologies Inc. and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, consolidated statements of changes in stockholder's equity, and consolidated statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, We are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

BAS Partners LLC

Pembroke Pines, Florida
April 26, 2024

1

ARCO TECH, INC.
CONSOLIDATED BALANCE SHEETS
Years ending December 31, 2023 and 2022

		12/31/23		12/31/22
ASSETS				
Current Assets				
Cash	$	104,491	$	116,566
Inventory		57,068		160,764
Contract Assets		70,436		79,353
Due from Parent		-		5,895
Prepaid Supplies		444,663		421,244
Otther Current Assets		37,092		42,316
Total Current Assets		713,751		826,138
Non-Current Assets				
Property and equipment, net		341,440		358,780
Total Non-Current Assets		341,440		358,780
TOTAL ASSETS	$	1,055,191	$	1,184,918
LIABILITIES AND STOCKHOLDER'S EQUITY / (DEFICIT)				
Liabilities				
Current Liabilities				
Accounts payable	$	289,917	$	55,698
Accrued Expenses and Other Current Liabilities		773,243		84,335
Contract Liabilities		-		16,764
Due to Related Parties		183,962		-
Taxes Payable		7,853		7,853
Deferred Tax Liabilities		2,525		2,584
Total Current Liabilities		1,257,501		167,234
Non-Current Liabilities				
Deferred Compensation		19,115		8,747
Total Non-Current Liabilities		19,115		8,747
Total Liabilities		1,276,615		175,981
Commitments & Contingencies		-		-
Stockholder's Equity / (Deficit)				
Common Stock, 0.00001 par, 10,000,000 shares authorized				
10,000,000 shares issued and outstanding, as of December 31, 2023		100		100
Additional paid-in capital		1,208,904		1,208,904
Accumulated Other Commprehensive Income		9,618		4,360
Total Stockholder's Equity / (Deficit)		-221,425		1,008,937
TOTAL LIABILIITES AND STOCKHOLDER'S EQUITY / (DEFICIT)	$	1,055,191	$	1,184,918

See Independent Accountants Review Report

ARCO TECH, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ending December 31, 2023 and 2022

	12/31/23	12/31/22
Revenue		
Sales	$ 621,775	$ 125,742
Net Revenue	621,775	125,742
Cost of goods sold	424,235	24,344
Gross profit / (loss)	197,540	101,398
Operating expenses:	-	-
Selling, General and administrative expenses	1,434,918	294,562
Total Operating Expenses	1,434,918	294,562
Loss from operations	-1,237,378	-193,164
Other Income / (Expense):	-	-
Foreign Exchange Gain / (Loss)	5,258	743
Total Other Income / (Expense)	5,258	743
Loss before benefit / (provision) for income taxes	-1,232,120	-192,421
Income Tax Expense / (Benefit)	3,500	12,006
Net Income / (Loss)	-1,235,620	-204,427
Other Comprehensive Income / (Loss), net of tax	-	-
Foreign Currency Translation Adjustment	5,258	4,360
Total Other Comprehensive Income / (Loss)	5,258	4,360
Comprehensive Income / (Loss)	-1,230,362	-200,067
Basic and diluted net loss per share	(1.23)	(0.20)
Weighted average shares outstanding - basic and diluted	1,000,000	1,000,000

See Independent Accountants Review Report

ARCO TECH, INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Years ending December 31, 2023 and 2022

	Common Stock				Additional Paid-in Capital		Retained Earnings / Accumulated Deficit		Accumulated Other Comprehensive Income/(Loss)		Total Stockholder's Equity / (Deficit)
	Shares		Amount								
Issuance of common stock	1,000,000		100		-		-		-		100
Contribution in Kind	-		-		1,208,904		-		-		1,208,904
Foreign Translation Adjustment	-		-		-		-		4,360		4,360
Net Income / (Loss)	-		-		-		-204,427		-		-204,427
Balance at December 31. 2022	1,000,000	$	100	$	1,208,904	$	-204,427	$	4,360	$	1,008,937
Issuance of common stock	-		-		-		-		-		-
Foreign Translation Adjustment	-		-		-		-		5,258		5,258
Net loss	-		-		-		-1,235,620		-		-1,235,620
Balance at December 31. 2023	1,000,000	$	100	$	1,208,904	$	-1,440,047	$	9,618	$	-221,425

See Independent Accountants Review Report

ARCO TECH, INC.
CONSOLIDATED STATEMENT OF CASH FLOW
Years ending December 31, 2023 and 2022

	12/31/23	12/31/22
Cash Flows From Operating Activities		
Comprehensive Income (Loss)	$ -1,230,362	$ -200,067
Adjustments to reconcile net income / (loss) to net cash (used in)		
provided by operating activities:		
Depreciation	18,704	6,119
Amortization	9,706	1,387
Deferred Taxes	-59	1,602
Changes in operating assets and liabilities:		
Inventory	103,696	-222
Contract Assets	8,917	-4,997
Due From Parent	5,895	1,069
Prepaid Supplies	-23,419	-74,216
Other Current Assets	5,224	-42,316
Accounts payable	234,219	55,698
Accrued Expenses and Other Current Liabilities	688,908	16,764
Contract Liabilities	-16,764	7,853
Taxes Payable	-	84,635
Employee Contribution Plans	10,368	5,245
Net Cash Used In Operating Activities:	1,017,043	49,513
Cash Flows from Investing Activities		
Purchase of Equipment, net	-11,070	-17,594
Purchase of Intangible Assets, net	-	1,687
Net Cash Used Ised In Investing Activities:	-11,070	-15,907
Cash Flows from Financing Activities		
Loans from Related Parties	183,962	-
Common Stock	-	100
Additional Paid-in Capital	-	273,819
Net Cash Provided By Financing Activities:	183,962	273,919
Net Change in Cash	-12,075	116,566
Cash at Beginning of Period	116,566	-
Cash at End of Period	$ 104,491	$ 116,566
Supplemental disclosure of non-cash financing activities		
Historical Cost of Contributed Net Assets	$ 931,824	$ 931,824

NOTE 1: DESCRIPTION OF BUSINESS

Description of Business

Arco technologies Inc. ("Arco USA", "We", "Us" or the "Company) was incorporated on January 4,
2022 pursuant to the laws of the state of Delaware.

The Company is a wholly owned subsidiary of Arco Fuel Cells, S.r.l. (the "Parent" or "Arco FC"), an Italian corporation headquartered in Granarolo Dell'Emilia (BO), Italy, and is a holding company.

The Company wholly owns Arco Technologies, S.r.l. ("Arco Italy"), an Italian corporation
incorporated on August 1, 2022. Arco Italy is consolidated in ARCO USA's financial statements.

Both the Parent and Arco Italy are engaged in the design, manufacturing and distribution of fuel, cella and electrolyzers.

NOTE 2: ACQUISITIONS

On August 24, 2022 the Parent completed a spin off by contributing some assets and liabilities of the electrolysis division to Arco Italy, a Newco at that time. The transfer of the net assets occurred at historical value, assessed at $1,908,000 under generally acceptable accounting principles in Italy and
$1,072,918 under US generally accepted account and principles.

Assets			Liabilities		
Cash	$	160,256	Deferred Tax Liabilities	$	92
Inventory		506,800	Other Current Liabilities		–
Current Assets		79,129	Other non-current Liabilities		3,502
Intangible Assets, net		3,074	Additional Paid-In Capital		1,081,396
Property, Plant & Equipment		347,305	Common Stock		10,684
Total Assets	**$**	**1,096,564**	**Total Liabilities**	**$**	**1,096,564**

On October 25, 2022, the Parent contributed to Arco USA its 100% shares in Arco Italy and it's 0.32% interest in Storen Technologies Inc. ("Storen", equal to 26,410 shares) in exchange for 10.000.000 shares of Arco USA.

Net assets contributed in kind to the Company through these transactions have been recorded in the amount of $1,095,341 and $113, 463, respectively, equal to the Additional Paid in Capital at December 31, 2022, minus a foreign translation adjustment of $3,261.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification and Accounting Standards Update (ASU) of the Financial Accounting Standards Board (FASB).

Revenue and Cost Recognition

We recognize revenues in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). The guidance affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards.

ASC 606 provides that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should apply the following five-step process to recognize revenue: (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price of the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Contracts

Revenues on contracts are recognized over time, as performance obligations, are satisfied, due to the continuous transfer of control to the customer.

The Company's contracts are generally accounted for as a single performance obligation, since the Company is providing a significant service of integrating components into a single project. The Company recognizes revenue with an "input method" using the percentage of completion method, whereby progress towards completion is recognized, according to the percentage of incurred direct labor costs to date to estimated total direct labor costs. This method best depicts the transfer of control to the customer, which occurs as the Company incurs costs on its contracts. Incurred costs represent work performed, which corresponds with and thereby best depicts the transfer of control to the customer. This method is used because management considers the "cost to cost" method the most appropriate in the circumstances.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Contracts (Continued)

Because the Company always acts as a principal in the contract, gross revenues are recognized. The Company is considered the principle because the Company controls the contractually, specified goods and services before they are transferred to the customer. In the course of providing its services, the Company routinely subcontracts for services and incurs other direct costs on behalf of its clients. These costs are passed through to clients, and in accordance with US GAAP, are included in the Company's revenues and direct costs.

Practical Expedients and Exemptions

The Company utilizes certain practical experience and exceptions as follows:

- In cases where the company has an unconditional right to consideration from a customer in an amount that corresponds directly with the value of the performance completed to date, the Company recognizes revenue in the amount to which there is a right to invoice for services performed.

- The contract price is not adjusted for the effect of significant financing components, if the Company expects, at contract, inception, that the period between when the Company transfers to service to a customer and when the customer pays for that service will be one year or less.

- Incremental customer contract acquisition cost are expensed as they are incurred, when the amortization period is less than one year in duration.

Contract Assets and Liabilities

Billing practices are governed by the contract terms of each project, based upon costs incurred, achievement of milestones, or predetermined schedules. Billings do not necessarily correlate with revenue recognized over time using the percentage-of-completion-method. Contract assets include unbilled amounts, typically resulting from revenue under long-term contracts, when the percentage- of-completion-method of revenue recognition is utilized and revenue recognition exceeds the amount billed to the customer. Contract liabilities consist of advanced payments and billings in excess of revenue recognized, as well as deferred revenue

The Company's contract assets and liabilities are reported in a net position on a contract by contract basis at the end of each reporting period. In accordance with normal construction industry practice, the Company includes current assets and current liabilities amounts relating to construction contract realizable and payable over a period in excess of one year.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Contract Assets and Liabilities (Continued)

The opening and closing balances of accounts receivable, contract, assets, and contract liabilities from contracts with customers are as follows:

Accounts	Receivable	Contract Assets	Contract Liabilities
Balance, December 31, 2022	$ -	$ 79,353	$ 16,764
Balance December 31, 2023	$ 2,743	$ 70,436	$ -

Combining Contracts

The Company evaluates, whether two or more contracts, with the same customer, should be combined and accounted for a single contract, and whether a single or combined contract should be accounted for as more than one performance obligation. This evaluation requires significant judgment, and could change the amount of revenue and profit recorded in each period.

Performance Obligations

Generally, the Company's contracts contain one performance obligation. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of the account. The Company's performance of the contract with customers typically provide a significant service of integrating a complex set of tasks and components into a single project or capability (even if that single project results in the delivery of multiple units), and such the entire contract is accounted for as one performance obligation.

The transaction price is allocated to the performance obligation and recognized revenue, when or as, the performance obligation is satisfied with the continuous transfer of control to the customer.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Contract Modifications

Contract modifications are routine in the performance of the Company's contracts. Contracts are often modified to account changes in the contract, specifications or requirements. In most instances, contract modifications, are for goods or services that are not distinct, and, therefore, are accounted for as part of the existing contract.

The Company accounts for contract modification is a separate contract when the modification results in the promise to deliver additional goods or services that are distinct, and the increase in price of the contract is for the same amount as the standalone selling price of the additional goods or services included in the modification.

Cost Recognition

Contract costs include all direct material and labor costs, and all other direct and indirect costs related to contract performance. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Cost incurred that do not contribute to satisfying performance obligations are excluded from the cost input calculation as these amounts are not reflective of transferring control to the customer. Costs are generally recognized as incurred.

Economic Factors

Type of customers - large corporations in the industrial and

ship material handling. Geographical location of customers -

mainly in Europe (Italy) and USA (Texas)

Type of contracts - development, design, and production contracts for fuel cells and electrolyze systems.

Foreign Currency Transactions

The Company's financial statements are prepared in U.S. dollars. Monetary assets and liabilities are remeasured at exchange rates in effect at the end of the reporting period. The resulting gains or losses are included in foreign exchange gain (loss) on the statement of operations.

Foreign Translation Adjustments

Foreign translation adjustments result from the process of translating Arco Italy's financial statements into the reporting currency. Translation adjustments are reported in other comprehensive income.

Cash

The cash includes currency on hand, including demand deposits with banks.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Inventory

Inventory is stated at the lower of cost, determined using the specific identification method, or net realizable value less cost to sell. The Company reviews inventories for obsolete, slow, moving or excess amounts and, if required, will write down inventory to its net realizable values less cost to sell.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is computed, utilizing the straight-line method over the estimated useful rights of the assets.

Upon retirement or disposal of assets, the cost of assets disposed and related accumulated depreciation are removed from the balance sheet, and any gain or loss is reflected in earnings. Repairs and maintenance costs are expensed as incurred.

The caring values of property, plant and equipment are reviewed for impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable.

In performing this review for recoverability, property, plant and equipment are assessed for possible impairment by comparing their carrying values with the undiscounted net pretax cash flows expected to result from the use of the assets. Impaired assets are written down to the fair values, generally determined based on the estimated future discounted cash flows.

Based on the results of the companies testing for the period from January 1, 2023 through December 31, 2023, no impairment of property, plant and equipment was recognized.

Fair Value of Financial Instruments

The carrying values of due from Parent, other current assets, accounts, payable, and accrued expenses and other current liabilities, approximate fair value due to the short term nature of these counts. Debt approximates, fair value due to the variable nature of interest on the debt.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Actual results could differ from those estimates.

See Independent Accountants Review Report

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk

The Company's, financial instruments that are exposed to concentration of credit risk consist primarily of cash and account receivable. The company maintains its cash in bank deposit accounts that, at times, may exceeded federally insured limits.

The Company sells primarily to large companies within normal credit terms and performance credit evaluations. The Company maintains reserves for potential credit losses.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs was $0 for the period from January 1, 2023 through December 31, 2023. All research and development costs for the period from January 1, 2023 through December 31, 2023 are included in selling, general and administrative expenses.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records deferred tax assets to the extent it believes these asses will more likely than not be realized. Making such determination, the Company considers all available positive and negative evidence, including future reversal of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event the Company, where to determine that it would be able to realize it deferred income tax assets in the future in excess of its net recorded amount, the Company would make an adjustment to the valuation allowance, which would reduce the provision for income taxes.

Liquidity, going concern and Management Plans

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. As reflected in the accompanying consolidated financial statements, for the period ended December 31, 2023, the Company had:

- net comprehensive loss of $1,230,362;

- net cash used in operations was $15,684;

We manage liquidity risk by reviewing, on an ongoing basis, our sources of liquidity and capital requirements. The Company has cash on hand of $104,491 at December 31, 2023.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Liquidity, going concern and Management Plans (Continued)

The company has incurred significant losses since inception in 2022 and has not demonstrated an ability to generate sufficient revenues from the sales of its products and services to achieve profitable operations. There can be no assurance that profitable operations will ever be achieved, or if achieved, could be sustained on a continuing basis. In making this assessment, we performed a comprehensive analysis of our current circumstances including: our financial position, our cash flows and cash usage forecast for the period and the December 31, 2023, and our current capital structure, including equity-based instruments, and our obligations and debts. Without sufficient revenues from operations, if the Company does not obtain additional capital, the Company will be required to reduce the scope of its business development activities, or cease operations. The Company will explore obtaining additional capital financing, and is closely monitoring it cash balances, cash needs, and expenses levels.

These factors creative doubt about the Company's ability to continue as a going concern within one year after the date, these consolidated financial statements are issued, as the Company will need additional capital to meet his financial obligations. These consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Management strategic plans include the following:

- Execution of business plan, focused on technology development and improvement

- Seek out equity and or debt financing to obtain the capital required to meet the Company's
  financial obligations.

- Continuing to explore and execute prospective, partnering, distribution and acquisition opportunities.

- Identifying unique market opportunities that represent potential positive short-term cash flow.

NOTE 4: CONTRACT ASSETS

Information with respect to contract assets on uncompleted contracts at December 31, 2023 is as follows:

Included in the Company's balance sheet under contract assets:

Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts	$	70,436
Total Contract Assets	$	70,436

NOTE 5: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following at December 31:

	Useful Life in Years	2023
Machinery & Equipment	5 – 15	$ 95,840
Assets Under Construction	–	265,703
Office Equipment and Furniture & Fixtures	5 - 10	33,892
		395,435
Accumulated Depreciation		$ (53,995)
Property, Plant & Equipment, net		341,440

Depreciation expense for the period from January 1, 2023 through December 31, 2023 was $18,704, and entirely recorded among selling, general and administrative expenses.

NOTE 6: INCOME TAXES

For the period from January 1, 2023 through December 31, 2023 the Company recorded $3,500 in income taxes. Il should be noted that, the income tax provision differs from the amount that would result from applying the statutory federal income tax rate primarily as a result of nondeductible expenses, charges, depreciation and amortization, conventions, and other minor tax differences.

The company had deferred tax liabilities of dollars at December 31, 2023 which primarily relate to fixed assets.

The Company is subject to taxation in the U.S. federal, in multiple US states' jurisdictions and Italy. Since 2023 represents the second year of operations for the Company, 2022 is subject to examinations by the taxing authorities.

NOTE 7: DEFINED BENEFIT PLAN

Arco Italy is obligated under the Italian law to enroll substantially all of its employees into a defined benefit retirement plan as for of severance. The contributions are based on years of service and the employees compensation during the time of employment. The Company's funding policy is to make the minimum annual contribution required by the applicable regulations. Contributions are intended to provide only for compensation attributed to service to date. Company contributions in 2023 are $16,131.

NOTE 7: DEFINED BENEFIT PLAN (CONTINUED)

The following tables set forth further information about the Company's defined contribution
pension plan as of and for the period ended December 31, 2023:

Obligations		
Accumulated Benefit Obligation	$	8,747
Contributions of the Period		16,131
Benefits Paid		5,000

Amounts Recognized in the Statement of Financial Position consist of:	
Non-Current Liabilities	19,978

Amounts Recognized in Accumulated Other Comprehensive Income consist of:		
Net Loss (Gain)		(863)
	$	19,115

Employees can decide whether to keep their severance pay within the Company or to deposit it in external pension funds. Arco Italy has no responsibilities in determining the overall investment strategy, since either the investment options are defined by the employees, or they follow the requirements of the Italian law. Arco Italy performs the role of intermediary between employees and the few accredited entities to which the protection and investment decisions are granted.

No plan assets are expected to be returned to the company during 2024.

NOTE 8: CONTINGENCIES

The Company is subject to certain disputes and claims arising in the normal course of its business.
Management believes the ultimate resolution of such claims and disputes will have no material impact on the Company's financial position, results of operations or cash flows in the period resolved.

As a result of the spread of COVID-19, economic uncertainties have arisen which are likely to negatively impact the recognition of revenues and the collectability of receivables. Other financial impact could occur, though such potential impact is unknown at this time.

NOTE 9: RELATED-PARTY TRANSACTIONS

Revenues Recognized with Storen

The Company has a significant concentration of revenue from Storen. Invoices to this customer for the period from January 1, 2023 through December 31, 2023 were of $375,627.

The following table sets forth further information about the Company's invoices to Storen for the
period ended December 31, 2023:

Billings to Storen:	
PO 2300124 - #4 27 kW FC stacks integrated with anode injector, thermostatic valve, sensors recirculatory circuits and CVM	$ 242,527
PO 2300145 - electrical system development for Residential Battery 5kw-30 kw	133,100
	$ 375.627

Loan Agreement with Storen

On January 2, 2023, the Company entered into a loan agreement with Storen of $200,000. The loan does not pay interest and the total amount loaned shall be due and payable on January 1, 2025. As of December 31, 2023, the outstanding loan principal was equal to $183,962.

Stock Option Plan

On February 23, 2023, the Company entered into a stock option plan compensation agreements with its officers.

NOTE 10: SUBSEQUENT EVENTS

The company has evaluated all events or transactions that incurred after December 31, 2023 through April 26, 2024, which is the date that the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

See Independent Accountants Review Report